January 18, 2017

Via Electronic Transmission
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Davis New York Venture Fund, Inc. File Nos.: 811‑01701, 002‑29858

Dear Ms. Lithotomos:

On behalf of Davis New York Venture Fund, Inc. (the "Registrant"), transmitted herewith for filing with the Securities and Exchange Commission (the "SEC"), is Post-Effective Amendment No. 122 (the "Amendment") to the Registrant's Registration Statement on Form N‑1A (the "Registration Statement") under the Securities Act of 1933 and Amendment No. 97 to the Registrant's Registration Statement under the Investment Company Act of 1940, as amended (the "1940 Act"), with respect to the following series of the Fund: Davis New York Venture Fund (the "Fund").

The registrant is seeking selective review of the filing as it contains disclosure that is not substantially different from the disclosure contained in the filing made on November 28, 2016 (Accession No. 0001670310-16-000037). This Amendment includes two material changes when compared to filings previously reviewed by SEC staff. First, the filing includes disclosure related to a new share class (Class T Shares) and second, the filing includes an appendix which discloses various sales load reductions available only at certain intermediaries.

We would be happy to provide you with any additional information you may require or with copies of any of the materials referred to above. Please direct any communications relating to this filing to:

Ryan Charles
Davis Selected Advisers, L.P.
2949 E. Elvira Road, Suite 101
Tucson, AZ 85756
520-806-7600

Sincerely,

/s/ Ryan Charles
Ryan Charles
Vice President and General Counsel